EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OF INCORPORATION	PERCENTAGE OF OWNERSHIP

The Ohio Valley Bank Company	Ohio	100%

Loan Central, Inc.	Ohio	100%

Ohio Valley Financial Services, Agency, LLC	Ohio	100%

Ohio Valley Statutory Trust I	Connecticut	100%

Ohio Valley Statutory Trust III	Delaware	100%